Exhibit (a)(1)(G)

Gerald Barrett, Esq. SBN: 005855

WARD, KEENAN & BARRETT, P.C.

2141 E. Camelback Rd., Suite 100

Phoenix, AZ 85016

Tel: 602-279-1717

Fax: 602-279-8908

Email: gbarrett@wardkeenanbarrett.com

Donald J. Enright (to be admitted pro hac vice)

Elizabeth K. Tripodi (to be admitted pro hac vice)

LEVI & KORSINSKY, LLP

1101 30th Street, N.W., Suite 115

Washington, DC 20007

Tel: (202) 524-4290

Fax: (202) 337-1567

Email: denright@zlk.com

            etripodi@zlk.com

Attorneys for Plaintiff

IN THE UNITED STATES DISTRICT COURT

FOR THE DISTRICT OF ARIZONA

GLENN SCHOENFELD, individually and on behalf of all others similarly situated,
CIVIL ACTION NO.
Plaintiff,

v.
COMPLAINT FOR VIOLATION OF
INVENTURE FOODS, INC., TERRY E.	FEDERAL SECURITIES LAWS
MCDANIEL, MACON BRYCE
EDMONSON, ASHTON D. ASENSIO,
PAUL J. LAPADAT, TIMOTHY A.
COLE, and JOEL D. STEWART,

Defendants.

Plaintiff Glenn Schoenfeld (“Plaintiff”), by his attorneys, alleges upon information and belief, except for his own acts, which are alleged on knowledge, as follows:

NATURE AND SUMMARY OF THE ACTION

1. Plaintiff, a stockholder of Inventure Foods, Inc. (“Inventure” or the “Company”), brings this action against the members of Inventure’s Board of Directors collectively, the “Board” or the “Individual Defendants,” as further defined below) for violations of Section 14(d)(4), and Rule 14D-9 promulgated thereunder by the U.S. Securities and Exchange Commission (the “SEC”), and 20(a). Specifically, Defendants solicit the tendering of stockholder shares in connection with the sale of the Company to Utz Quality Foods, LLC (“Utz”) through a recommendation statement that omits material facts necessary to make the statements therein not false or misleading. Stockholders need this material information to decide whether to tender their shares or pursue their appraisal rights.

2. On October 25, 2017, the Company and Utz entered into a definitive agreement (“Merger Agreement”) under which Utz will acquire all of the outstanding common shares of Inventurc in an all-cash tender offer (the “Proposed Transaction”). If consummated, Inventure stockholders will receive $4.00 in cash per common share of Inventure. The Proposed Transaction has a value of approximately $165 million

3. On November 15, 2017, Utz filed a Form TO-T Tender Offer Statement announcing the commencement of its tender offer, set to expire at one minute after 11:59 P.M. New York City Time on December 13, 2017 (the “Tender Offer”).

4. Also on November 15, 2017, Defendants issued materially incomplete and misleading disclosures in the Schedule l4D-9 Solicitation/Recommendation Statement (the “Recommendation Statement”) filed with the United States Securities and Exchange Commission (“SEC”) in connection with the Proposed Transaction. The Recommendation Statement is deficient and misleading in that it fails to provide adequate disclosure of all material information related to the Proposed Transaction. The failure to adequately disclose such material information constitutes a violation of §§ 14(d)(4) and 20(a) of the Exchange Act as stockholders need such information in order to make a fully-informed decision regarding tendering their shares in connection with the Proposed Transaction about whether to tender their shares.

5. For these reasons and as set forth in detail herein, the Individual Defendants have violated federal securities laws. Accordingly, Plaintiff seeks to enjoin the Proposed Transaction or, in the event the Proposed Transaction is consummated, recover damages resulting from the Individual Defendants’ violations of these laws. Judicial intervention is warranted here to rectify existing and future irreparable harm to the Company’s stockholders

I.	JURISDICTION AND VENUE

6. This Court has subject matter jurisdiction under 28 U.S.C. § 1331–32, pursuant to 15 U.S.C. § 78aa (federal question jurisdiction), as Plaintiff alleges violations of Sections 14(d)(4), and 20(a) of the Exchange Act and Rule 14d-9 promulgated thereunder.

7. The Court has personal jurisdiction over each of the Defendants because each either is a corporation that is incorporated under the laws of, conducts business in and maintains operations in this District or is an individual who either is present in this District for jurisdictional purposes or has sufficient minimum contacts with this District as to render the exercise of jurisdiction by this Court permissible under traditional notions of fair play and substantial justice.

8. Venue is proper in this District pursuant to 28 U.S.C. § 1391 because: (a) one or more of the Defendants either resides in or maintains executive offices here; (b) a substantial portion of the transactions and wrongs complained of herein occurred here; and (c) Defendants have received substantial compensation and other transfers of money here by doing business here and engaging in activities having an effect here.

II.	PARTIES

9. Plaintiff is, and has been at all relevant times, the owner of Inventure common stock.

10. Inventure is a Delaware corporation that manufactures and markets snack foods under a variety of Company-owned and licensed brand names. The Company maintains its principal executive offices at 5415 East High Street, Suite 350, Phoenix, Arizona, 85054. Inventure common stock trades on the Nasdaq under the ticker symbol “SNAK.”

11. Defendant Ashton D. Asensio (“Asensio”) has served as a director of the Company since February 2006.

12. Defendant Timothy A. Cole (“Cole”) has served as a director of the Company since May 2014 and as Interim Chairman of the Board since January 2017.

13. Defendant Macon Bryce Edmonson (“Edmonson”) has served as a director of the Company since July 2006.

14. Defendant Terry E. McDaniel (“McDaniel”) has served as a director and the CEO of the Company since May 2008.

15. Defendant Paul J. Lapadat (“Lapadat”) has served as a director of the Company since May 2013.

16. Defendant Joel D. Stewart (“Stewart”) has served as a director of the Company since January 31, 2017.

17. Non-party Utz is a privately-held Delaware limited liability company that markets, manufactures, and distributes salty snacks in national and international markets. Utz maintains its principal executive offices at 900 High Street, Hanover, Pennsylvania, 17331.

18. Non-Party Heron Sub, Inc. is a Delaware corporation and wholly-owned subsidiary of Utz formed for the purpose of effectuating the Proposed Transaction.

III.	FURTHER SUBSTANTIVE ALLEGATIONS

19. On October 26, 2017, the Company and Utz issued a joint press release announcing the Proposed Transaction. The Press Release read in relevant part:

PHOENIX and HANOVER, Pa., Oct. 26, 2017 (GLOBE NEWSWIRE) — Inventure Foods, Inc. (NASDAQ:SNAK) (“Inventure Foods” or the “Company”), a leading specialty food marketer and manufacturer, and Utz

Quality Foods, LLC (“Utz”), the largest privately-held and family-managed branded salty snack manufacturer and marketer in the United States, today announced they entered into a merger agreement pursuant to which Utz has agreed to acquire all of the Company’s outstanding shares of common stock in an all-cash transaction.

Under the terms of the merger agreement, an indirect subsidiary of Utz will commence a tender offer to acquire all of the outstanding shares of the Company’s common stock at a price of $4.00 per share in cash, for a total purchase price of approximately $165 million, including the assumption of approximately $75 million of debt and debt-like items, net of cash, approximately $8 million of the Company’s estimated closing costs and approximately $3 million due to equity award holders. The acquisition is structured as an all-cash tender offer for all of the outstanding shares of Inventure Foods common stock, to be followed by a merger in which each remaining untendered share of Inventure Foods will be converted into the right to receive the same $4.00 per share cash price paid in the tender offer.

The transaction, which was unanimously approved by the Boards of both Inventure Foods and Utz, is subject to the tender of more than 50 percent of the fully diluted shares of Inventure Foods common stock, the receipt of certain regulatory approvals and other customary closing conditions. The transaction is not subject to a financing contingency and is expected to close by the end of the fourth quarter of 2017. The tender offer is expected to commence within ten business days.

“This transaction is the result of diligent analysis and thoughtful strategic deliberations by our Board of Directors and the result of the strategic and financial review we initiated in July 2016,” stated Terry McDaniel, Chief Executive Officer of Inventure Foods. “Our Board, with the advice of independent advisors, determined that this transaction will deliver immediate and certain cash value to our stockholders and new opportunities for our snack brands.”

“We are tremendously excited about the opportunity to acquire Inventure Foods,” said Dylan Lissette, Chief Executive Officer of Utz Quality Foods. “The Company’s specialty snack food products and brands, as well as its geographic footprint, customer relationships and distribution strengths, are highly complementary to our business and we look forward to continuing Inventure’s strong heritage of innovation in both healthy and indulgent snacking. We have also been extremely impressed with the team at Inventure, and look forward to working together going forward.”

As previously announced, on September 29, 2017, the Company entered into a Limited Waiver and Sixth Amendment to Credit Agreement (the “Sixth Amendment”) with BSP Agency, LLC, as agent (“BSP”), and the lenders (the “Lenders”) from time to time a party to the Credit Agreement (defined below), which further amended the Credit Agreement, dated as of November 18, 2015, among the Borrowers a party thereto, the Lenders, and BSP (as amended from time to time, the “Credit Agreement”). Under the terms of the Sixth Amendment, the Lenders agreed to, among other things, (i) a further extension from September 30, 2017 to October 31, 2017 of the temporary waiver of the requirement under the Credit Agreement to deliver audited financial statements without a going concern opinion, and (ii) a temporary waiver until October 31, 2017 of the financial covenants with which the Company was required to comply under the Credit Agreement.

As a result of this transaction, BSP and the other Lenders have agreed to further extend the temporary waivers from October 31, 2017 to January 15, 2018 pursuant to a Limited Waiver, Consent and Seventh Amendment to Credit Agreement (the “Seventh Amendment”), in order to give the Company sufficient time to complete the proposed transaction. Without this further extension of the temporary waivers beyond October 31st, the Company would have been in default of the EBITDA financial covenants under the Credit Agreement and the requirement to deliver audited financial statements without a going concern opinion. Pursuant to the Seventh Amendment, the Lenders have agreed to loan the Company up to an additional $5 million, which the Company may require to satisfy its expected operating expenses through December 31, 2017.

The Company is represented in this transaction by its financial advisor, Rothschild, and its legal counsel, DLA Piper LLP (US). Inventure retained Rothschild as its financial advisor in connection with a formal process to conduct a “strategic and financial review” of the Company in July 2016. Utz Quality Foods is represented in this transaction by its financial advisor, Stephens Inc., and its legal counsel, Cozen O’Connor.

IV.	THE RECOMMENDATION STATEMENT MISLEADS INVENTURE STOCKHOLDERS BY OMITTING MATERIAL INFORMATION

20. On November 26, 2017, Inventure filed the materially misleading and incomplete Recommendation Statement with the SEC. Designed to convince stockholders to tender their shares in favor of the Proposed Transaction, the Recommendation Statement is rendered misleading by the omission of critical information concerning the Company’s expected future value as a standalone entity as evidenced by the Company’s financial projections, the financial analysis underlying the fairness opinion provided by Rothschild, Inc.. (“Rothschild”), and the process ultimately leading to the Merger Agreement.

Material Omissions Concerning the Company’s Financial Projections

21. First, the Recommendation Statement discloses non-GAAP accounting metrics for projected Adjusted EBITDA over the years 2018-2022. However, providing this non-GAAP metrics without disclosing the line item metrics used to calculate it, or otherwise reconciling the non-GAAP projections to GAAP measures, makes the provided disclosures materially incomplete and misleading.

22. The Recommendation Statement fails to disclose the line items underlying Adjusted EBITDA necessary to reconcile EBITDA to GAAP measures, including interest.

23. The Recommendation Statement must disclose the necessary line items to reconcile these non-GAAP measures to well-understood GAAP financial metrics. Non-GAAP measures have no universally understood definition and vary widely between companies depending on the needs of management in promoting their own effect on Company performance.

24. Because of the non-standardized and potentially manipulative nature of non-GAAP measures, when a company discloses information in a Recommendation Statement that includes non-GAAP financial measures, the Company must also disclose comparable

GAAP measures and a quantitative reconciliation of forward-looking information. 17 C.F.R. § 244.100.

25. The Company routinely discloses the line items necessary to reconcile non-GAAP measures to GAAP in its quarterly and yearly financial reports. For example, in the Form 10-Q filed by the Company on November 9, 2017, the Company discloses line items necessary to reconcile Adjusted SG&A expenses to SG&A expenses.

26. Without disclosure of these reconciling metrics, the Recommendation Statement violates SEC regulations and materially misleads Inventure stockholders.

27. Furthermore, the Recommendation Statement omits management’s projections of unlevered, after-tax free cash flows, as used by Rothschild in performing an Illustrative Discounted Cash Flow Analysis, as well as the definition of unlevered, after-tax free cash flows used by Rothschild.

28. These projections were provided to Rothschild, and used by Rothschild, for the purpose of creating a fairness opinion that could then be used in soliciting stockholder approval of the Proposed Transaction. Because these analyses were presented to the Inventure stockholders as evidence of the fairness of the Proposed Transaction, the omission of the financial projections materially misleads those same stockholders as to the accuracy and value of the analyses.

Material Omissions Concerning Rothschild’s Financial Analyses

29. The Recommendation Statement describes Rothschild’s fairness opinion and the various valuation analyses it performed in support of its opinion. However, the description of Rothschild’s fairness opinion and analyses fails to include key inputs and assumptions underlying these analyses. Without this information, as described below, Inventure’s stockholders are unable to fully understand these analyses and, thus, are unable to determine what weight, if any, to place on Rothschild’s fairness opinion in determining how to cast their vote on the Proposed Transaction. This omitted information, if disclosed, would significantly alter the total mix of information available to Inventure’s stockholders.

30. With respect to Rothschild’s Selected Precedent Transactions Analysis, the Recommendation Statement fails to disclose the individual multiples for each of the selected transactions analyzed by Rothschild, as well as any benchmarking analyses Rothschild performed for Inventure in relation to the target companies. Without such information, lnventure’s stockholders are unable to determine how the multiples used in determining Inventure’s value compare to the other companies. As a result, stockholders are unable to assess whether Inventure utilized unreasonably low multiples thereby rendering the implied share price ranges set forth in the analyses misleading.

31. With respect to Rothschild’s Selected Public Company Analysis, the Recommendation Statement fails to disclose the individual multiples for each of the selected companies analyzed by Rothschild. Without such information, Inventure’s stockholders are unable to determine how the multiples used in determining Inventure’s value compare to the other companies. As a result, stockholders are unable to assess whether lnventure utilized unreasonably low multiples thereby rendering the implied share price ranges set forth in the analyses misleading.

32. With respect to Rothschild’s Illustrative Discounted Cash Flow Analysis, the Recommendation Statement fails to disclose the following key components used in their analysis: (i) Inventure’s terminal values; (ii) the inputs and assumptions underlying the calculation of the LTM terminal multiples of 11.0x to 13.0x used for Inventure; and (iii) the inputs and assumptions underlying the calculation of the discount rate range of 13.5% to 15.5% used for Inventure.

Material Omissions Regarding the Continued Compensation of Company Management

33. As disclosed in the Recommendation Statement, Steve Weinberger, the Company’s Chief Financial Officer, will cease to be employed at the time of the Merger’s consummation. However, Utz will then enter into a consulting agreement with Weinberger for four to six months, paying him a monthly consulting fee equal to his current monthly salary with the Company.

34. However, the Recommendation Statement does not disclose the details of any employment-related discussions and negotiations that occurred between Utz and Inventure executive officers, including who participated in all such communications, when they occurred, and their content. The Recommendation Statement further fails to disclose whether any of Utz’s prior proposals or indications of interest mentioned arrangements with Company management.

35. Communications regarding post-transaction employment and merger-related benefits during the negotiation of the underlying transaction must be disclosed to stockholders. This information is necessary for stockholders to understand potential conflicts of interest of management and the Board, as that information provides illumination concerning motivations that would prevent fiduciaries from acting solely in the best interests of the Company’s stockholders.

36. As Chief Financial Officer, Weinberger was responsible for the financial projections provided to Rothschild to underlie its fairness opinion, and therefore held the utmost influence over the Board’s approval of the Proposed Transaction.

37. The omission of this information renders the statements in the “Background of the Offer and Merger” sections of the Recommendation Statement false and/or materially misleading in contravention of the Exchange Act.

38. Accordingly, Plaintiff seeks injunctive and other equitable relief to prevent the irreparable injury that Company stockholders will continue to suffer absent judicial intervention.

CLAIMS FOR RELIEF

COUNT I

Claims Against All Defendants for Violations of § 14(d)(4) of the

Securities Exchange Act of 1934 and SEC Rule 14d-9 (17 C.F.R. § 240.14d-9)

39. Plaintiff incorporates each and every allegation set forth above as if fully set forth herein.

40. Defendants have caused the Recommendation Statement to be issued with the intention of soliciting stockholder support of the Proposed Transaction.

41. Section 14(d)(4) of the Exchange Act and SEC Rule 14d-9 promulgated thereunder require full and complete disclosure in connection with tender offers.

42. The Recommendation Statement violates § 14(d)(4) and Rule 14d-9 because it omits material facts, including those set forth above, which render the Recommendation Statement false and/or misleading.

43. Defendants knowingly or with deliberate recklessness omitted the material information identified above from the Recommendation Statement, causing certain statements therein to be materially incomplete and therefore misleading. Indeed, while defendants undoubtedly had access to and/or reviewed the omitted material information in connection with approving the Proposed Transaction, they allowed it to be omitted from the Recommendation Statement, rendering certain portions of the Recommendation Statement materially incomplete and therefore misleading.

44. The misrepresentations and omissions in the Recommendation Statement are material to Plaintiff, and Plaintiff will be deprived of their entitlement to make a fully informed decision if such misrepresentations and omissions are not corrected prior to the expiration of the tender offer.

45. The omissions and incomplete and misleading statements in the Recommendation Statement are material in that a reasonable stockholder would consider them important in deciding whether to tender their shares or seek appraisal. In addition, a reasonable investor would view the information identified above which has been omitted from the Recommendation Statement as altering the “total mix” of information made available to stockholders.

COUNT II

Against the Individual Defendants for

Violations of § 20(a) of the 1934 Act

46. Plaintiff repeats and realleges the preceding allegations as if fully set forth herein.

47. The Individual Defendants acted as controlling persons of Inventure within the meaning of Section 20(a) of the 1934 Act as alleged herein. By virtue of their positions as officers and/or directors of Inventure and participation in and/or awareness of the Company’s operations and/or intimate knowledge of the false statements contained in the Recommendation Statement, they had the power to influence and control and did influence and control, directly or indirectly, the decision making of the Company, including the content and dissemination of the various statements that plaintiff contends are false and misleading.

48. Each of the Individual Defendants was provided with or had unlimited access to copies of the Recommendation Statement alleged by Plaintiff to be misleading prior to and/or shortly after these statements were issued and had the ability to prevent the issuance of the statements or cause them to be corrected.

49. In particular, each of the Individual Defendants had direct and supervisory involvement in the day-to-day operations of the Company, and, therefore,

is presumed to have had the power to control and influence the particular transactions giving rise to the violations as alleged herein, and exercised the same. The Recommendation Statement contains the unanimous recommendation of the Individual Defendants to approve the Proposed Transaction. They were thus directly involved in the making of the Recommendation Statement.

50. By virtue of the foregoing, the Individual Defendants violated Section 20(a) of the 1934 Act.

51. As set forth above, the Individual Defendants had the ability to exercise control over and did control a person or persons who have each violated Section 14(d) of the 1934 Act and Rule 14d-9, by their acts and omissions as alleged herein. By virtue of their positions as controlling persons, these defendants are liable pursuant to Section 20(a) of the 1934 Act. As a direct and proximate result of defendants’ conduct, Plaintiff is threatened with irreparable harm.

PRAYER FOR RELIEF

WHEREFORE, Plaintiff demands judgment against defendants jointly and severally, as follows:

(A) declaring that the Recommendation Statement is materially false or misleading;

(B) enjoining, preliminarily and permanently, the Proposed Transaction;

(C) in the event that the transaction is consummated before the entry of this Court’s final judgment, rescinding it or awarding Plaintiff rescissory damages;

UNITED STATES DISTRICT COURT

DISTRICT OF ARIZONA

Civil Cover Sheet

This automated JS-44 conforms generally to the manual JS-44 approved by the Judicial Conference of the United States in September 1974. The data is required for the use of the Clerk of Court for the purpose of initiating the civil docket sheet. The information contained herein neither replaces nor supplements the filing and service of pleadings or other papers as required by law. This form is authorized for use only in the District of Arizona.

The completed cover sheet must be printed directly to PDF and filed as an attachment to the Complaint or Notice of Removal.

Plaintiff (s): Glenn Schoenfeld	Defendant (s):	Inventure Foods, Inc. ; Terry E. McDaniel ; Macon Bryce Edmonson ; Ashton D. Asensio ; Paul J. Lapadat ; Timothy A. Cole ; Joel D. Stewart

County of Residence: Maricopa	County of Residence: Maricopa

County Where Claim For Relief Arose: Maricopa
Plaintiff’s Atty(s):	Defendant’s Atty(s):

Gerald Barrett
Ward, Keenan & Barrett, P.C. 2141 E. Camelback Rd., Suite 100
Phoenix, Arizona 85016 602-279-1717

Elizabeth K. Tripodi , Of Counsel
Levi & Korsinsky, LLP 1101 30th Street, NW, Suite 115
Washington, DC 20007 202-524-4291

II. Basis of Jurisdiction:	3. Federal Question (U.S. not a party)

III. Citizenship of Principal
Parties (Diversity Cases Only)
Plaintiff:-N/A
Defendant:- N/A

1. Original Proceeding

IV. Origin :

V. Nature of Suit:	850 Securities/Commodities/Exchange

VI. Cause of Action:	28 U.S.C. Section 1331-32 Violations of Section 14 and 20 of the Exchange Act

VII. Requested in Complaint
Class Action:	No
Dollar Demand:
Jury Demand:	Yes

VIII. This case is not related to another case.

Signature: s/ Gerald Barrett

        Date: 11/21/2017

If any of this information is incorrect, please go back to the Civil Cover Sheet Input form using the Back button in your browser and change it. Once correct, save this form as a PDF and include it as an attachment to your case opening documents.

Revised: 01/2014

(D) directing that Defendants account to Plaintiff and the other members of the Class for all damages caused by them and account for all profits and any special benefits obtained as a result of their breaches of their fiduciary duties.

(E) awarding Plaintiff the costs of this action, including a reasonable allowance for the fees and expenses of Plaintiff’s attorneys and experts; and

(F) granting Plaintiff such further relief as the Court deems just and proper.

JURY DEMAND

Plaintiff demands a trial by jury.

DATED this 21st day of November 2017.

WARD, KEENAN & BARRETT, P.C.
s/ Gerald Barrett
Gerald Barrett 2141 E. Camelback Rd., Suite 100
Phoenix, AZ 85016
Tel: 602-279-1717
Fax: 602-279-8908
Email: gbarrett@wardkeenanbarrett.com

LEVI & KORSINSKY, LLP
Donald J. Enright (to be admitted pro hac vice)
Elizabeth K. Tripodi (to be admitted pro hac vice) 1101 30th Street, N.W., Suite 115
Washington, DC 20007
Tel: (202) 524-4290
Fax: (202) 337-1567
Email: denright@zlk.com etripodi@zlk.com

Attorneys for Plaintiff

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